UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Energy Exploration Technologies, Inc.

(Exact name of issuer as specified in its charter)

Puerto Rico	66-0912748
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1624 Headway Circle, Suite 100, Austin TX,	78754
(Full mailing address of principal executive offices)	(Zip code)

201-268-9703

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2021, contained in the Company’s Regulation A Offering Statement on Form 1-A, filed with the Securities and Exchange Commission on June 8, 2022. The Offering was qualified by the Securities and Exchange Commission on July 6, 2022.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Energy Exploration Technologies, Inc., a Puerto Rico corporation (the “Company”, “EnergyX”, “we”, “us” or “our”), is currently a pre-revenue company formed on December 18, 2018 under the laws of the Department of State of the Commonwealth of Puerto Rico, and is headquartered in Dorado, Puerto Rico with offices and laboratory facilities in Austin, Texas. The Company was formed as a renewable energy technology company focused on developing technologies in energy storage and the critical materials that are needed for batteries, such as lithium. We have a mission to become a worldwide leader in the global transition to sustainable energy by accelerating and enabling affordability for the broader use of lithium-based energy storage in everyday life.

As of June 30, 2019, our majority stockholder, Egan Global Management, LLC, wholly owned by our Chief Executive Officer, Teague Egan, owned approximately 79% of our outstanding Common Stock and Preferred Stock and 63% of the Company’s Common Stock on a fully diluted basis. Accordingly, our Chief Executive Officer has significant influence over us and any action requiring the approval of the holders of our Common Stock, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of Common Stock and approval of significant corporate transactions.

Our Business

We are a renewable energy technology company focused on developing technologies in energy storage and the critical materials that are needed for battery production such as lithium. We hope to fundamentally change the way humanity is powering our world and storing clean energy with breakthrough direct lithium extraction technologies and more effective energy storage solutions.

We are developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles, as well as the creation of next generation lithium-based batteries that are cheaper, longer-lasting, and more energy efficient than current formulations. Our objectives are to make lithium production more efficient, cost effective, and environmentally friendlier than existing conventional methods of production. We are also conducting research focusing specifically on solid-state and quasi solid-state battery architectures with pure metallic lithium electrodes. The Company’s goal is to become a premier, low-cost lithium technology provider for the growing lithium battery and electric vehicle industries.

We have developed a Direct Lithium Extraction (“DLE”) technology called LiTAS™ (Lithium-Ion Transport and Separation) to process lithium enriched brines found in certain salt flats across the world. Approximately 50-60% of the world’s lithium production today is sourced from brine resources coming from South America according to Benchmark Mineral Intelligence, a leading data intelligence firm for the minerals and battery supply chain. The northern portion of Chile, the northern portion of Argentina, and the southern part of Bolivia is known as the “Lithium Triangle” as it is projected to hold over 50% of the world’s known lithium deposits. The remaining production of lithium comes from hard rock or clay mining that is mainly completed in Australia, portions of China and other various locations around the world.

We are working on solid-state and quasi solid-state lithium-based battery technology program called SoLiS™ (Solid Lithium Separator) using elements of our core LiTAS™ nanotechnology. Lithium transport through EnergyX proprietary mixed matrix membranes translate to possible application as a solid-state separator inside the battery. Solid state batteries are a transformational extension and optimization of lithium-ion batteries. The fundamental reason solid state is ideal is because it maximizes the energy density of the battery, while lowering the weight, and making it safer.

We believe our technology may have additional applications within the energy storage, mineral extraction or processing of critical minerals being used for battery production. We continue to explore and research other applications as they become aware to us.

Results of Operations for the Six Months Ended June 30, 2022 and June 30, 2021

Revenues

The Company is a pre-revenue, development stage, energy technology company focused on energy storage and extraction of critical minerals used in battery manufacturing. We have no commercial operations at this point and have not generated material revenues from licensing our technology or selling any products.

Salaries and Consulting

The Company has hired a number of consultants since inception to assist our management team to develop its strategic business plan and advance its technology development. In 2021, management started to hire full time employees to execute the business plan and accelerate market development. The increase in salaries and consulting fees to $2,577,996 for the six months ended June 30, 2022 as compared to $574,445 for the six months ended June 30, 2021 is reflective of our continued efforts to grow our business, advance the technology and establish pilot plants for deployment in the field. Although consultants are able to complete discrete work products and may ultimately be lower cost when compared to full-time employees, the rapid development of our technology and growth of interest from potential customers made it necessary to hire full time employees in 2021.

Professional Services

The Company has hired a number of professional service organizations to assist and support its business operations. The Company spent $301,838 on professional services fees for the six months ended June 30, 2022 as compared to $145,822 for the six months ended June 30, 2021. This increase in professional services expenses is indicative of our rapid growth and our efforts to maintain and/or manage efficient research, development, customer relations, governance, etc.

Research and Development Expenses

Research and development (R&D) expenses consist primarily of expenses related to technological development and advancement in respect of our LiTAS™ and SoLiS™ technologies. Specifically, these costs include, among others, laboratory costs, rent and equipment usage, specialty chemical purchases used in development work and other various research items supporting LiTAS™ and SoLiS™ testing and deployment efforts. The Company spent $300,590 on research and development for the six months ended June 30, 2022 as compared to $258,949 for the six months ended June 30, 2021. The increase in research and development expenses is a result of the Company’s growing workforce, which allows for additional research and development projects to occur simultaneously.

General and Administrative Expenses

General and administrative expenses consist primarily of legal and patent fees, professional service fees, facility and office expenses, and personnel-related expenses, such as meals, travel and other related expenses, but excluding stock-based compensation and salaries. The Company spent $1,482,962 for six months ended June 30, 2022 on general and administrative expenses as compared to $183,001 for the six months ended June 30, 2021. This increase in general and administrative expenses is primarily a result of increased legal fees associated with the Regulation A offering, among others, and increased purchases of equipment, chemicals and other machinery as needed to continue the development of our technology.

Interest Expenses

The Company spent $98,015 for the six months ended June 30, 2022 on interest expenses as compared to $38,705 for the six months ended June 30, 2021. This increase in interest expenses is due to promissory notes issued throughout 2021.

Stock Based Compensation

Stock based compensation increased to $231,921 for the six months ended June 30, 2022 from $118,327 for the six months ended June 30, 2021 due to the continued issuance of stock option awards to consultants and employees as well as the increase in the price of the common stock that ultimately is reflected in the Black-Scholes option pricing methodology that determine the amounts charged for stock-based compensation.

Depreciation Expense

Depreciation expense increased to $94,962 for the six months ended June 30, 2022 from $2,449 for the six months ended June 30, 2021 due primarily to depreciation incurred through aging laboratory and warehouse machinery and equipment, among others.

Other Expenses

Other expenses consist primarily of general and administrative costs, insurance costs, travel costs and other office and office related activities. Other expenses were negligible during the six months ended June 30, 2022 and 2021.

Net Loss

Our net loss was $(5,091,873) for the six months ended June 30, 2022 compared to $(1,321,698) for the six months ended June 30, 2021. This increase in net loss is reflective of the rapid growth of our Company and accompanying investment by management, including increased employee count, technology development, construction and deployment of pilot plants and other related costs and expenses.

Liquidity and Capital Resources

Since our inception in 2018, we have devoted most of our cash resources to employees, consultants, professional services and research and development activities to develop and grow our business. We have financed our operations to date primarily with the use of proceeds from the capital received from the founders, a Series A Preferred Stock offering, a Regulation CF funding, and convertible promissory notes.

To date, we have not generated any revenue from technology service fees or product sales, and we do not anticipate generating any revenue from the sale of products for the foreseeable future. We have incurred losses and generated negative cash flows from operations since inception. During the period from December 2018 (inception) through June 30, 2022, we have incurred cumulative net losses of approximately $13.3 million. Our future expenditures and capital requirements will depend on numerous factors, including, among others, the progress of our research and development efforts, deployment of pilot plants with key customers, and our ability to scale up to commercial operations.

Through the date of this Semiannual Report, we have raised capital by exempt offerings of common stock, preferred stock and convertible notes of approximately $15.0 million, net of offering costs and commissions. From February 2021 to September 2021, the Company offered its securities through a registered funding portal Netcapital in a side-by-side offering of Common Stock, under registration exemptions Section 4(a)(6) and Regulation D, Rule 506(c), raising an aggregate $4,465,844. On April 1, 2021, the Company completed a Regulation D, Rule 506(b) exempt equity financing issuing 3,407,142 shares of Preferred Series A stock for total proceeds of $5,565,000 before fees and commissions. During the second half of 2021, the Company received funding of approximately $2.8 million from the issuance of convertible notes. During the first quarter of 2022, the Company raised approximately $250,000 through the issuance of convertible notes and may continue to raise additional capital during the fourth quarter of 2022.

These funds have provided us the ability to complete pilot plants that we have deployed to our customers in South America as well as advance our work on the demonstration and commercial facilities that are scheduled to be designed and completed in 2023. We continuously monitor our use of funds relative to executing on our business strategy with a focus on spending capital that will further our ability to recognize revenue in the future. We balance our use of funds based on our ability to raise additional capital resources through various exempt offering as well as this Offering Statement.

We believe that we currently have sufficient capital to finance our operations at least through the end of 2022. However, in order to continue the growth of our business and expansion of the Company, we may need to obtain additional financing prior to that time. Further, we expect that, after such period, we will be required to raise additional capital to fund our operations and to further advance the commercialization of LiTAS™ in South America and the US. There is no assurance that such financing will be available when needed, or that ultimately, we will achieve profitable operations and positive cash flow.

Credit Facilities

During 2019 and 2020, the Company issued convertible promissory notes to assist in the funding of its research and development and business operations. These convertible promissory notes were converted into Preferred Series A stock in April 2021 including the majority of the accrued interest. These convertible promissory notes were funded in part by our Founder and CEO, CFO, and other related parties including advisory board members.

In 2021, the Company issued approximately $2.8 million convertible promissory notes to support its business operations. During the first quarter of 2022, the Company issued approximately $250,000 convertible promissory notes. Management may decide to continue to issue convertible debt instruments to fund its operations if such capital is available in the market at reasonable rates. The Company has not entered into any credit facility with a bank or financial institution at this time.

Capital Expenditures

In May 2021, the Company leased a laboratory facility in Austin, TX, as part of its plan to build its pilot plants. As part of occupying our laboratory facility, we started purchasing a number of technical equipment and testing instruments to continue research and development as well as begin production efforts along with pilot testing. The Company expects that it will continue acquiring capital equipment to expand its operations and development plans.

Contractual Obligations, Commitments and Contingencies

The Company terminated its Sponsored Research Agreement with the University of Texas during the second quarter of 2022, thereby eliminating its monetary obligations to the University under such agreement. The Company expects to receive a final invoice from the University in the near future detailing any accrued but unpaid liabilities as of the date of termination of the agreement. The Company also terminated its patent licensing agreement with the University, thereby eliminating any fixed fee payments and royalty payments that were previously due to the University by the Company.

In June 2021, the Company entered into a six-month non-cancelable building lease for our science headquarters in Austin, TX. Under the lease, the Company pays a base rent of approximately $19,500 per month through May 2022. The Company extended the lease through December 2022. We are looking for a larger commercial space to expand our laboratory facility, build a manufacturing line, and have appropriate space for our management team and employees – we expect to enter into the new facility during the fourth quarter of 2022.

In July 2021, the Company entered into a lease agreement for a warehouse in Austin, TX. The lease commenced on August 1, 2021 and continues for 37 months. The total future minimum lease payments over the lease term are $220,773.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the periods presented, and do not have any currently.

Plan of Operations

As noted above, our current plan of operations requires us to raise significant additional capital. If we are successful in raising the maximum amount of $75,000,000 through the Regulation A offering, we believe that the Company will have sufficient cash resources to fund its plan of operations at least through the end of 2024. If we are unable to do so, we may have to delay and possibly cease some operations.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement aspects of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Relaxed Ongoing Reporting Requirements

Regulation A+ provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of the Regulation A, Tier 2 Offering, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the Exchange Act). If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to 5 years, though if the market value of our Common Stock that is held by non-affiliates exceeds $750 million, we would cease to be an “emerging growth company.”

We have commenced reporting under the Regulation A+ reporting requirements. If we elect not to become a public reporting company under the Exchange Act, we will be required to continue to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A+ are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

Trend Information

Because we are still in the startup phase and have only recently commenced our research and product development, we are unable to identify any recent trends in revenue or expenses. Thus, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not necessarily be indicative of future operating results or financial condition.

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions including delayed piloting trials and laboratory resources could harm our financial condition, affect our operations, increase our costs and expenses, and impact our ability to raise capital. Our operations could be subject to unpredictable events, such as snowstorms, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and any delays in our research and development is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Item 2. Other Information

None.

Item 3. Financial Statements

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED BALANCE SHEETS

	JUNE 30, 2022	DECEMBER 31, 2021
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$1,913,573	$6,772,894
Property, Plant & Equipment	1,692,955	1,161,500
Operating Lease Right of Use Asset	142,265	171,663
Financing Lease Right of Use Asset	83,912	90,537
Prepaid Expenses and Deposits	287,262	415,765

Total Assets	$4,119,967	$8,612,359

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$481,944	$407,101
Accrued and other liabilities	169,619	170,255

Total current liabilities	651,563	577,356

Convertible Promissory Notes—Long Term	2,801,000	2,550,000
Lease Liabilities:
Operating Lease Liability	143,075	111,747
Financing Lease Liability	57,983	46,957

Total Liabilities	3,653,621	3,286,060

Stockholders’ Deficit:
Founders-1 preferred stock at $0.01 par value, 21,000,000 shares authorized, issued and outstanding	1	1
Preferred stock- Series A at $0.01 par value, 15,600,000 shares authorized, 10,630,464 issued and outstanding	19,962	19,961
Common Stock at $0.01 par value, 156,000,000 shares authorized, 45,548,458 issued and outstanding	5,933	5,933
Warrants	75,000	75,000
Additional paid in capital	13,353,836	13,121,915
Accumulated deficit	(12,988,386)	(7,896,511)

Total stockholders’ deficit	466,346	5,326,299

Total liabilities and stockholders’ deficit	$4,119,967	$8,612,359

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2022	2021
	(UNAUDITED)
EXPENSES:
Salaries and Consulting	$2,577,996	$574,445
Professional Services	301,838	145,822
Research and Development	300,590	258,949
General and Administrative	1,482,962	183,001
Interest Expense	98,015	38,705
Stock Based Compensation	231,921	118,327
Depreciation Expense	94,962	2,449
Other Expenses	3,589	—

Total expenses	5,091,873	1,321,698

NET LOSS	5,091,873	1,321,698

ENERGY EXPLORATION TECHNOLOGIES, INC.

UNAUDITED CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock	Common Stock	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2021	$19,963	$5,933	$75,000	$13,121,915	$(7,896,513)	$5,326,298
Issuance of common and preferred stock, net	—	—	—	231,921	—	231,921
Warrants	—	—	—	—	—	—
Net loss	—	—	—	—	(5,091,873)	(5,091,873)

Balance at June 30, 2022	$19,963	$5,933	$75,000	$13,353,836	$(12,988,386)	$466,346

	Preferred Stock	Common Stock	Warrants	Additional Paid-In Capital	Accumulated Deficit		Total
Balance at December 31, 2020	$2	$3	$—	$565,255	$	(2,590,555)	$	(2,025,295)
Issuance of common and preferred stock, net	23,924	4,860	—	10,155,926		—		10,184,710
Warrants	—	—	25,000	—		—		25,000
Net loss	—	—	—	—		(1,321,698)		(1,321,698)

Balance at June 30, 2021	$23,926	$4,863	$25,000	$10,721,181		$(3,912,253)		$6,862,717

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2022	2021
	(UNAUDITED)	(UNAUDITED)
Cash Flows from Operating Activities
Net Loss	$(5,091,873)	$(1,321,698)
Adjustments to reconcile net loss to net cash flows used in operating activities
Stock based compensation	231,921	118,327
ROU Asset Amortization	36,023	—
Warrants	—	25,000
Depreciation	94,962	2,449
Changes in assets & liabilities that increase/decrease cash:
Accounts payable	74,842	195,470
Accrued liabilities	41,718	(182,736)
Prepaid expenses and other assets	128,503	(284,351)

Net cash flows used in operating activities	(4,483,904)	(1,447,539)

Cash Flows from Investing Activities
Purchase of fixed assets	(626,417)	(126,851)

Cash Flows from Financing Activities
Proceeds from Convertible Notes	251,000	—
Repayment of Convertible Notes	—	(50,000)
Sale of Common Stock, net	—	7,989,068

Net Increase/(Decrease) in Cash	(4,859,321)	6,364,678
Cash at beginning of period	6,772,894	422,900

Cash at end of period	$1,913,573	$6,787,578

ENERGY EXPLORATION TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

NATURE OF BUSINESS

Energy Exploration Technologies, Inc. (the “Company” or “EnergyX”) is a domestic corporation organized under the laws of the Commonwealth of Puerto Rico on December 18, 2018. The Company is engaged in the development and commercialization of technology related to lithium extraction, production, and processing primarily in South America and other global territories such as the United States, and next generation energy storage system, specifically related to solid state lithium metal batteries.

The Company’s highly scalable Direct Lithium Extraction (DLE) technology vastly increases the output and recovery of lithium, thereby decreasing the costs per ton of output. The proprietary extraction technology, known as LiTAS™ (Lithium-Ion Transport and Separation), processes brine to achieve low cost, high purity, battery grade, lithium materials. LiTAS™ has the ability to efficiently purify and concentrate the lithium ions in salt brines solution using mechanical separation processes.

The Company’s activities since inception have consisted principally of research and development on its LiTAS™ technology, building a robust intellectual property portfolio of nearly fifty patents, testing real lithium brine materials from existing producers, and constructing pilot plants for deployment into the field with said lithium producers. The Company has constructed three containerized pilot plants, one of which was deployed in 2021 to Bolivia, the world’s largest lithium reserve and the other two being earmarked for deployment in South America during the fourth quarter of 2022. The Company is also currently construction additional pilot plants in anticipation of various customer requests.

EnergyX has partnered with some of the top institutions in the world regarding water and energy technologies including CSIRO the Australian National Laboratory System, and University of Texas’ Materials for Water and Energy Technologies Center, a US Department of Energy funded center. The Company’s activities are subject to customary risks and uncertainties including but not limited to unsuccessful scaling or commercialization of technology, and failing to secure additional funding necessary to operationalize the Company’s current technology.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America, and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company:

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There was $1,913,573 and $6,772,894 in cash equivalents as of June 30, 2022 and 2021, respectively.

Prepaid Expenses

Expenditures made to secure the use of assets or the receipts of services at a future date are charged to the prepaid account and are amortized based on the term and usage of the related asset or service.

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost. Expenditures for construction activities, and improvements are capitalized, while expenditures for operations and maintenance and general and administrative activities are charged to expense as incurred.

The Company depreciates property, plant, and equipment using the straight-line depreciation method (see Note 12 —Property, Plant, and Equipment for further details). Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gains or losses are recorded in the statements of operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, the carrying amount of the asset group is compared to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Leases

The Company follows ASU 2016-02, Leases (Topic 842) to determine if an arrangement is a lease at inception. Lease right-of-use (ROU) assets represent the Company’s right to an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet in accordance with the short-term lease exception included within Topic 842. When the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any base lease payments made in advance and excludes non-lease components. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Accounts Payable and Accrued and Other Liabilities

Accounts payable balance represents all invoices the Company has received, while accrued and other current liabilities consist of payroll related accruals, short-term lease obligations, deferred revenue, and estimated accruals when work has been performed, but an invoice has not been issued.

Expense and Other Income Recognition

Expenses are recognized when incurred. Other income is recognized when earned.

Research and Development

Research and Development costs are charged to expenses as incurred. The Company is engaged in research and development of novel lithium extraction technologies with wide applications in ionic separations and selective ion transfer. Initial focus includes lithium separation and transport membranes as well as solvent extraction and lithium brine to lithium hydroxide and lithium metal direct conversion. The Company has developed such LiTAS™ technologies that exhibit selectivity between Li and other problematic impurities in lithium extraction. Using our proprietary lithium separation technologies in existing production processes EnergyX can dramatically improve the lithium recovery rate of current extraction methods from brines.

Bench scale and laboratory pilot scale equipment and supplies have been purchased to aid the development of the company’s lithium processing and battery technologies. Larger pilot scale units have also been manufactured, one of which is fully commissioned in the field at this time. General laboratory and analytical equipment and supplies purchased includes analysis equipment for testing solution and samples. This equipment has been expensed as part of research and development expenses of $300,590 during the six months ended June 30, 2022 as compared to $258,949 during the six months ended June 30, 2021.

Income Taxes

Income taxes are accounted for using an asset-liability method. Deferred income taxes and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets that, based on management’s evaluation, are not expected to be realized.

Tax benefits of uncertain tax positions are recorded only where the position is “more likely than not” to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax position as of June 30, 2022 and 2021.

Advertising

The Company expenses the cost of all advertising campaigns and promotions as they are incurred. During the six months ended June 30, 2022 and 2021, advertising expense amounted to $92,131 and $0 respectively, and is included as part of the general & administrative operating expenses in the statement of operations.

Fair Value Measurements

The carrying amounts of the Company’s financial instruments including Cash and Cash Equivalents approximate fair value due to the short-term nature of those instruments.

The Company determines the fair value based upon the exit price that would be received to sell an asset or paid to transfer as liability in an orderly transaction between market participants, as determined by either the principal market or most advantageous market. Inputs used in the valuation techniques to derive fair value are classified based on a three-level hierarchy. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of June 30, 2022, the carrying amount of the Company’s financial instruments were determined using Level 1 inputs.

Stock-Based Compensation

The Company follows the provisions of ASC 718-20, Stock Compensation, Awards Classified as Equity, requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. Compensation expense for options granted to employees, directors and certain service providers (“grantees”) is determined based on estimated fair value of the options at the time of grant using the Black-Scholes option pricing model, which considers, as of the grant date, the estimated fair market value of the underlying shares, expected volatility, expected dividend yield and the risk-free interest rate over the expected life of the option. The grant date fair value of Restricted Share Awards (RSAs) is based on the estimated value of the restricted share on the date of grant. The compensation cost for all share-based awards is recognized as an expense over the grantee’s requisite service period (generally the vesting period of the equity award), except for costs related to persons directly involved in the development and/or construction of the projects which are capitalized into Construction in progress during the capitalization period. Shares are issued from authorized shares in settlement of options exercised. RSAs are included in common shares issued and outstanding from the date of issuance. Forfeitures are accounted for as they occur.

Recently Issued Accounting Pronouncements:

Accounting Standards Update (ASU) 2016-02, “Leases”: Topic 842 supersedes the lease requirements in Topic 840 and requires entities to include substantially all leases on the balance sheet by requiring the recognition of right-of-use assets and lease liabilities for all leases. Entities may elect to not recognize leases with a maximum possible term of less than 12 months. For lessees, a lease is classified as finance or operating, and the asset and liability are initially measured at the present value of the lease payments. Topic 842 also requires qualitative disclosures along with specific quantitative disclosures for both lessees and lessors.

In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) (ASU No. 2019-10), which deferred the effective date of ASU No. 2016-02 for the Company from January 1, 2020 to January 1, 2021.

In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) (ASU No. 2020-05), which further deferred the effective date of ASU No. 2016-02 for the Company from January 1, 2021 to January 1, 2022.

The standard requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes optional practical expedients that may be elected, which would allow entities to continue to account for leases that commence before the effective date of the standard in accordance with previous U.S. GAAP unless the lease is modified, except for the lessee requirement to recognize right-of-use assets and lease liabilities for all operating leases at the reporting date. The Company adopted the guidance on January 1, 2021. The adoption of this guidance did not have a material impact on our financial statements as only long-term lease contracts were entered into by the Company during 2021 and there were no prior leases.

In August 2020, the FASB issued Accounting Standard Update (“ASU”) 2020-06, Debt: Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU eliminates the beneficial conversion and cash conversion accounting models in ASC 470-20 that require separate accounting for embedded conversion features; simplifies the settlement assessment that issuers perform to determine whether a contract in their own equity qualifies for equity classification; and requires entities to use the if-converted method to calculate earnings per share for all convertible instruments and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. ASU 2020-06 is effective for annual periods beginning after December 15, 2021. The Company is evaluating the impact of the new guidance on its future Financial Statements and related disclosures.

PREPAID EXPENSES

Prepaid expenses at June 30, 2022 and December 31, 2021, consisted of the following:

	2022	2021
Insurance	$19,124	$25,562
Security deposits and prepaid final month rents	85,714	90,014
Registrations and subscriptions	77,229	68,177
Vendor agreement	105,195	232,012

	$287,262	$415,765

CONVERTIBLE PROMISSORY NOTES

On April 1, 2021, the Company completed a successful fund-raising round that resulted in the above convertible notes being converted into Series A Preferred stock. The total amount of principal and interest converted into Series A Preferred stock was $2,020,330 and $64,910, respectively. All accrued unpaid interest was converted into Series A Preferred stock at the election of the Company except for one convertible note that required the interest payment in cash to the noteholder upon conversion. Accrued interest of $87,733 was paid in cash to that noteholder in April 2021.

2022	2021

During 2021 the Company promises to pay a total of nine convertible notes, the principal sum of $2,550,000, made by the Holders to the Company. In January 2022, the Company promises to pay an additional three convertible notes, the principal sum $251,000 under the same terms as below. The convertible notes have a maturity date of December 31, 2024, interest rate of 7% and a conversion discount rate of 15% if converted under certain defined events as listed in the agreement. Unless these Notes are converted into common or preferred shares, the principal and accrued interest of these Noters will be due and payable by the Company on December 31, 2024.

$2,801,000	$2,550,000

The Company will be required to repay all principal amounts in connection with its promissory convertible notes if not converted prior to maturity date of December 31, 2024.

EQUITY INCENTIVE PLANS

The Company agrees to issue restricted common and preferred stocks in the Company on the terms and conditions of award agreements to be entered into between Consultants and the Company (an “Award Agreement”) issued pursuant to equity incentive plans that have been adopted by the Company. The Award Agreement(s) shall be subject to the terms and conditions of such equity incentive plans.

Pursuant to the equity incentive plans, taking into consideration all stock splits as of June 30, 2022, the Corporation authorized the grant of up to Fifteen Million (15,000,000) Awards under the 2019 Equity Incentive Plan and Eight Million (8,000,000) Awards under the 2021 Equity Incentive Plan, including Awards of Incentive Stock Options, Non-qualified Stock Options and Restricted Stock.

As of June 30, 2022, and December 31, 2021 the Company had outstanding non-qualified stock options and restricted stock awards, as follows:

	6/30/2022	2021
Non-qualified stock options	$11,585,556	$11,885,450
Restricted stock awards	3,414,444	3,414,444
Option pool outstanding	8,000,000	7,700,106

	$23,000,000	$23,000,000

Restricted Stock

During the year ended December 31, 2019, shares of restricted common stock were issued under the Plan to employees and non-employees, with vesting periods of up to 48 months.

STOCKHOLDERS’ DEFICIT

On April 1, 2021, the Company’s Board of Directors approved the Third Amended and Restated Certificate of Incorporation. In accordance with the Company’s Third Amended and Restated Certificate of Incorporation, the Company is authorized to issue 204,000,000 shares, consisting of two classes of stock to be designated “Common Stock” and “Preferred Stock”, respectively. The Corporation is authorized to issue 156,000,000 shares of Common Stock, $0.01 par value per share, and 48,000,000 shares of Preferred Stock, $0.01 par value per share, 21,000,000 shares of which are designated “Founders-1 Preferred Stock”, and 15,600,000 shares of which are designated Series A Preferred Stock. The remaining 11,400,000 shares are authorized undesignated preferred stock.

On April 6, 2021, the Board and shareholders authorized a three for one (3:1) stock split that was effective immediately.

On October 19, 2021, the shareholders of all 187,800 shares of Founders-2 Preferred Stock elected to convert the shares to Common Stock.

On November 17, 2021, the Board and shareholders authorized a two for one (2:1) stock split that was effective immediately.

The stock numbers in these financial statements have been adjusted for the stock split authorization and conversions on a retroactive basis.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporations Act. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 3682(b)(2) of the General Corporations Act.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Founders-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Founders-1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or any other class ranking junior in right of payment to the Founders-1 Preferred Stock by reason of their ownership thereof, an amount per share equal to the sum of $0.025 (the “Original Issue Price”) for each outstanding share of Founders-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Founders-1 Preferred Stock, and an amount equal to all accrued but unpaid dividends on such share. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Founders-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Founders-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respective of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

FUTURE EQUITY OBLIGATIONS

The Company entered into a SAFE Agreement (Simple Agreement for Future Equity) on June 12, 2019 with a Consultant for services to the Company. The Company agreed to pay in the form a SAFE Agreement the compensation amount of $2,000 per month and up to a maximum of $24,000 per year, over the term of the Service Agreement.

This Agreement expired on April 1, 2021, and was settled by conversion into restricted stock. The settlement amount was $43,000.

COMMITMENTS

The Company was previously obligated under a technology development agreement with ProfMOF that was effective July 1, 2020. This agreement and any accompanying obligation were terminated on December 13, 2021 under mutually agreed terms.

The Company was previously obligated under its technology development and research agreement with the University of Texas that was effective on September 1, 2020. This agreement and any accompanying obligation were terminated on May 6, 2022 under mutually agreed terms.

INCOME TAXES

The Company operates under the provisions of a Tax Exemption Agreement from the Commonwealth of Puerto Rico pursuant to the terms of Act No. 60, as amended from Act No. 20-2012. The tax exemption grant is in accordance with the applicable terms of the Act covering the performance of the eligible service activities for markets outside of Puerto Rico. Under the provisions of the Tax Exemption, the Company was granted a partial tax exemption from certain Puerto Rico taxes, including income taxes, personal and real property taxes, municipal taxes, among others applicable to Export Service Income (“ESI”), as defined in the grant, and eligible property. The exemption period is twenty (20) years. All income generated from the ESI activity of the Company shall be taxed at a 4% flat rate for income taxes. Municipal license taxes will be 60% exempt during the term of the grant. Municipal and State taxes on real and personal property will be 100% exempt for the first five (5) years starting on the effective date of the grant. Once the five (5) term of total exemption expires, the real and personal property will be exempt 90% for the remaining period of the grant.

Non eligible services under the provisions of a Tax Exemption Agreement, the Company is subject to income taxes in Puerto Rico, at statutory rates which range from 18.5% to 37.5% depending on the level of taxable income.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. Temporary differences given rise to the deferred tax asset at December 31, 2021 and 2020, consist of:

	2021	2020
Tax Losses Carryforward	$297,141	$103,622
Less: Valuation Allowance	(297,141)	(103,622)

	$—	$—

A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets may not be realized. At December 31, 2021, the Company recorded a valuation allowance for the entire deferred tax asset due to the uncertainty surrounding the timing of realizing certain tax benefits in future income tax returns.

At December 31, 2021, the Company had $7,338,329 in net operating losses that may be offset against future taxable income and may expire as follow:

Year Ending December 31,	Amount
2029	$739,157
2030	1,761,197
2031	4,837,975

$7,338,329

The authoritative guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken on income tax returns. Under the authoritative accounting guidance, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. No adjustment was required as part of this accounting guidance.

The Company files income tax returns under the Internal Revenue Code of the Commonwealth of Puerto Rico and under the provisions of Act No. 60. The Company remains subject to income tax examinations for its Puerto Rico income taxes generally for years 2021 and 2020.

RISK CONCENTRATION

Financial instruments that potentially expose the Company to certain concentrations of credit risk include cash in bank accounts. The Company maintains accounts at high quality financial institutions. While the Company attempts to limit any financial exposure its deposits balances may, at time, exceed the amount insured by the Federal Deposit Insurance Corporation (“FDIC”). All deposit accounts are insured up to $250,000 per depositor, per insured bank. The Company has not experienced any losses on such accounts.

Our business, results of operations and financial condition may be adversely affected if a public health epidemic interferes with the ability of us, our employees, workers, contractors, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business.

The Company’s success depends upon the continued services of our executive officers and other key personnel who have critical industry experience and relationships. Significant competition for talented individuals could affect both Company’s ability to retain key personnel and hire new ones. The loss of the services of any officers or key personnel could hinder or delay the implementation of the business model, research and development efforts, or ability to sell products and services.

EQUITY TRANSACTIONS

On April 1, 2021, the Company completed a successful fund raising round that resulted in the issuance of 3,407,142 shares of Series A Preferred stock for total proceeds of $5,565,000 before fees and commissions.

During 2021, the Company issued warrant agreements as compensation for services with a consultant. The warrant agreements allows consultants to purchase 18,750 common shares with an expiration period of ten years from the date of issuance.

The Company offered securities through a registered funding portal. This is a side-by-side offering of Common Stock, under registration exemptions 4(a)(6) and 506(c), in Energy Exploration Technologies, Inc., doing business as EnergyX. The Company planned to raise up to approximately $5.4 million through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). During 2021, the Company has raised total proceeds of $4,465,822 less commissions paid of $214,150.

On November 10, 2020, the Company started offering securities through a registered funding-portal. This is a side-by-side offering of Common Stock, under registration exemptions 4(a)(6) and 506(c), in Energy Exploration Technologies, Inc., doing business as EnergyX. The Company planned to raise between $10,000 and $3,069,997 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). The actions of this offering were consummated in 2021 and raised $1,492,819.

In addition to above, on April 19, 2021, the Company raised $2,973,088 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c).

PROPERTY, PLANT AND EQUIPMENT

Assets are depreciated using the straight-line depreciation method applied to groups of assets with varying useful lives.

Property, plant and equipment as of June 30, 2022 and December 31, 2021, consisted of the following:

	Estimated
	Useful Life
	(Years)	2022	2021
Assets Under Construction		$—	$117,436
Computer Equipment	3	10,167	2,827
Software Licenses	3	8,925	8,925
Leasehold Improvements	1–3	73,429	73,429
Furniture & Fixtures	3	38,262	38,262
Lab & Warehouse Equipment	3–10	1,507,997	771,484
Pilot Containers	10	216,735	216,735

Total property, plant & equipment		1,855,515	1,229,098
Less accumulated depreciation		(162,560)	(67,598)

Property, plant & equipment, net		$1,692,955	$1,161,500

LEASES

On June 1, 2021, the Company entered into a lease agreement for office and lab space in Austin, TX. The lease extends for a period of six months with an option to extend for an additional three months as elected by the Company. On October 7, 2021, the Company extended the lease agreement on the same terms with a lease termination date of May 31, 2022. The company further extended lease obligations in February 2022. The total future minimum lease payments over the remaining 2-month term is $39,091.

On July 16, 2021, the Company entered into a lease agreement for warehouse space in Austin, TX. The lease commences on August 1, 2021 and continues for 37 months. The total future minimum lease payments over the lease term is $220,773. In accordance ASC 842, the Company recorded a right of use asset and lease liability with a remaining lease liability of $143,075 as of June 30, 2022. The right of use asset is being amortized over the 37-month lease term with the net amount recorded within property and equipment, net on the balance sheet.

The Company accounts for its leases in accordance with ASC 842. The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to the Company the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract that is land or a depreciable asset (i.e., property, plant, and equipment), and (2) the Company has the right to control the use of the identified asset and to obtain substantially all of the economic benefits from using the underlying asset.

Right-of-use assets represent the Company’s right to control the use of an explicitly or implicitly identified fixed asset for a period of time and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The lease liabilities are measured at the present value of the unpaid lease payments at the lease commencement date. Key estimates and judgments include how the Company determined the incremental borrowing rate (“IBR”) it uses to present value the unpaid lease payments, the lease term and lease payments.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its IBR. In some instances, the Company’s leases do not provide an implicit rate; therefore, management uses its IBR based on the information available at commencement date in determining the present value of lease payments.

The lease term for the Company’s lease includes the noncancelable period of the lease plus the renewal options the Company is certain to exercise. Lease payments included in the measurement of the lease asset or liabilities comprised of fixed payments. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The following is a maturity analysis of the annual undiscounted cash flows of the operating and finance lease liabilities as of June 30, 2022:

Years Ending December 31,	Operating Minimum Lease Payment	Finance Minimum Lease Payment
2022	$35,948	$13,361
2023	74,781	24,721
2024	44,631	24,721

Total undiscounted cash flows	155,360	62,803
Less imputed interest	19,276	5,427

Net present value of lease liability	$136,084	$57,376

The components of lease cost as of June 30, 2022, are as follows:

Operating lease cost	$29,834

Finance lease cost:
Amortization of assets	$2,208

Interest on lease liabilities	$569

Supplemental balance sheet information at December 31, 2021 related to the leases are as follows:

Operating lease:

Assets—operating lease right of use asset	$142,265

Liabilities—operating lease liability	$143,075

Finance lease:

Assets—finance lease right of use asset	$83,912

Liabilities—finance lease liability	$57,983

SUBSEQUENT EVENTS

On September 7, 2022 the Company raised an additional $2,000,000 through the issuance of convertible promissory notes to its founder, Teague Egan and his father and board member, Michael Egan. The convertible notes have a maturity date of December 31, 2024, an interest rate of 7% per annum, and a conversion discount rate of 15% if converted under certain defined events as listed in the agreement. The notes were not negotiated by either Teague Egan or Michael Egan and their terms are identical to other notes that the Company has issued to unrelated third parties, with one minor exception which is in favor of the Company and not favorable to Teague Egan and Michael Egan.

Item 4.

Exhibits

Exhibit #	Description

++^2.1	Certificate of Incorporation

++^2.2	Third Amended and Restated Certificate of Incorporation.

++^2.3	Amendment to Third Amended and Restated Certificate of Incorporation

++^2.4	Second Amendment to Third Amended and Restated Certificate of Incorporation

++^2.5	Bylaws

++^3.1	Form of Convertible Note

++^3.2	Form of Warrant Agreement

*3.3	Convertible Promissory Note, Dated September 7, 2022, by and between Energy Exploration Technologies, Inc. and Egan Global Management LLC

*3.4	Convertible Promissory Note, Dated September 7, 2022, by and between Energy Exploration Technologies, Inc. and Michael Egan

++^4.1	Form of Regulation A, Tier 2 Subscription Agreement

++^5.1	EnergyX Preferred Series A Stockholder’s Agreement

++^6.1	2019 Executive Incentive Plan

++^6.2	Broker Dealer Reg A+ Agreement—Dalmore Group

++^6.3	Vice Chairmanship & Advisory Agreement

++^6.4	Hollister Advisory Agreement

++^6.5	Employment Agreement—Former Chief Financial Officer

++^6.6	Lease Agreement—Headway Circle—original

++^6.7	Lease Agreement—Headway Circle—Amendment #1

++^6.8	Lease Agreement—West Braker Lane—original

++^6.9	ProfMOF Sub-licensing agreement

++^6.10	ProfMOF Technology Development Agreement

++^6.11	University of Texas—Licensing Agreement

++^6.12	University of Texas—Sponsored Research Agreement

++^6.13	University of Texas—Amendment to Sponsored Research Agreement

++^6.14	Consulting Agreement—EVP of Technology

++^6.15	Employment Letter Agreement—EVP of Technology

++^6.16	Form of Indemnification Agreement

++^6.17	Employment Agreement—Chief Executive Officer

++^6.18	2021 Executive Incentive Plan

++^6.19	EnergyX Stock Option and Award Agreement

++^6.20	Employment Agreement—General Counsel

++^6.21	Employment Agreement—SVP—Technology

++^6.22	Stock Award Agreement—Chief Executive Officer

#++6.23	First Amendment to Vice Chairmanship & Advisory Agreement

#++6.24	First Amendment to Hollister Advisory Agreement

†++6.25	DuPont Joint Development Agreement

†++6.26 †++6.27 †++6.28 ^++10.1 ++ * ^

GEM Share Purchase Agreement

Advisory Termination Agreement

Dealmaker Software As A Service (SAAS) Agreement

Power of Attorney

Previously filed

Filed herewith

Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A filed with the Securities and Exchange Commission (File No. 024-11823) on March 10, 2022 and incorporated herein by reference.

#	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A/A filed with the Securities and Exchange Commission (File No. 024-11823) on March 23, 2022 and incorporated herein by reference.
†	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A/A filed with the Securities and Exchange Commission (File No. 024-11823) on June 8, 2022 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY EXPLORATION TECHNOLOGIES, INC.

Date: September 28, 2022	By:	/s/ Teague Egan
Name: Teague Egan
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Teague Egan	Date: September 28, 2022
Name: Teague Egan Title: Chief Executive Officer (Principal Executive Officer)

/s/ Kang Wook Shin	Date: September 28, 2022
Name: Kang Wook Shin Title: General Counsel and Secretary (Principal Financial Officer and Principal Accounting Officer)

/s/ Geraldine Berkowitz	Date: September 28, 2022
Name: Geraldine Berkowitz Title: Treasurer